EXHIBIT 13


                                HECHINGER COMPANY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)

                                                 APR. 3, 1999       APR. 4, 1998                APR. 3, 1999       APR. 4, 1998
                                                  (13 WEEKS)         (13 WEEKS)                  (26 WEEKS)         (27 WEEKS)
                                               ----------------   ----------------            ----------------   ----------------
REVENUES

Net sales                                            $ 508,540          $ 744,482                 $ 1,166,818        $ 1,667,289
Other                                                      726                426                       3,330              1,649
                                               ----------------   ----------------            ----------------   ----------------
Total Revenues                                         509,266            744,908                   1,170,148          1,668,938

COSTS AND EXPENSES
Cost of sales                                          531,526            600,302                   1,085,448          1,352,999
Selling, general and administrative expenses           147,293            158,065                     311,674            336,487
Interest expense                                        21,477             18,231                      39,793             37,610
Store closing charge                                    16,433                  -                      16,433                  -
Merger related expenses                                      -              7,421                           -             21,370
                                               ----------------   ----------------            ----------------   ----------------
Total Costs and Expenses                               716,729            784,019                   1,453,348          1,748,466
                                               ----------------   ----------------            ----------------   ----------------
LOSS BEFORE INCOME TAXES, EXTRAORDINARY ITEM
AND CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE                                  (207,463)           (39,111)                   (283,200)           (79,528)

INCOME TAX EXPENSE                                         625              1,250                       1,250              1,250
                                               ----------------   ----------------            ----------------   ----------------
LOSS BEFORE EXTRAORDINARY ITEM AND
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE                                             (208,088)           (40,361)                   (284,450)           (80,778)

EXTRAORDINARY ITEM - LOSS ON EARLY
RETIREMENT OF DEBT, NET                                (20,334)                 -                     (20,149)                 -

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE                                                    -                  -                           -             (7,272)
                                               ----------------   ----------------            ================   ================
NET LOSS                                            $ (228,422)         $ (40,361)                 $ (304,599)         $ (88,050)
                                               ================   ================            ================   ================


See notes to condensed consolidated financial statements.

EXHIBIT 13



                                HECHINGER COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        (in thousands except share data)

                                                                              (UNAUDITED)
                                                                              APR. 3, 1999                  OCT. 3, 1998
                                                                        -------------------------     -------------------------
ASSETS

CURRENT ASSETS

Cash and cash equivalents                                                    $             838               $          21,116
Merchandise inventories                                                                884,352                       1,046,361
Due from affiliates, net                                                                     -                          18,531
Other current assets                                                                    40,597                          67,313
                                                                             -----------------               -----------------
Total Current Assets                                                                   925,787                       1,153,321

ASSETS HELD FOR SALE                                                                     5,781                          15,724
PROPERTY, FURNITURE AND EQUIPMENT, NET                                                 276,975                         287,702
COST IN EXCESS OF NET ASSETS ACQUIRED, NET                                              48,425                          49,265
LEASEHOLD ACQUISITION COSTS, NET                                                        33,790                          34,660
OTHER ASSETS                                                                            38,616                          36,574
                                                                             -----------------               -----------------
TOTAL ASSETS                                                                 $       1,329,374               $       1,577,246
                                                                             =================               =================


LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

CURRENT LIABILITIES

Revolving credit facility                                                    $         593,798               $         372,000
Current portion of long-term debt and capital lease obligations                         28,465                          28,875
Due to affiliates, net                                                                   8,012                               -
Accounts payable and accrued expenses                                                  332,246                         495,323
Accrued costs for store closings                                                        54,638                          42,221
                                                                             -----------------               -----------------
Total Current Liabilities                                                            1,017,159                         938,419

LONG-TERM DEBT, LESS CURRENT PORTION                                                   300,104                         318,490
CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION                                         50,766                          54,683
DEFERRED RENT                                                                           27,226                          26,936
                                                                             -----------------               -----------------
Total Liabilities                                                                    1,395,255                       1,338,528

STOCKHOLDER'S EQUITY (DEFICIT)

Common stock, $.01 par value; authorized 1,000 shares; issued 10 shares                      -                               -
Additional paid-in capital                                                             241,507                         241,507
Contributed capital                                                                    163,213                         163,213
Accumulated deficit                                                                   (470,601)                       (166,002)
                                                                             -----------------               -----------------
Total Stockholder's Equity (Deficit)                                                   (65,881)                        238,718
                                                                             -----------------               -----------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)                         $       1,329,374               $       1,577,246
                                                                             =================               =================


See notes to condensed consolidated financial statements.

EXHIBIT 13



                                HECHINGER COMPANY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                   (unaudited)

                                                                           APR. 3, 1999             APR. 4, 1998
                                                                            (26 WEEKS)               (27 WEEKS)
                                                                          -----------------------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net loss                                                                  $        (304,599)        $      (88,050)
Adjustments to reconcile net loss to net cash provided by (used in)
    operating activities:

    Store closing and other charges                                                  72,166                (15,373)
    Depreciation and amortization                                                    24,378                 25,580
    Amortization of deferred debt issuance costs                                      2,390                  2,373
    Loss on early retirement of debt, net                                            20,149                      -
    Cumulative effect of change in accounting principle                                   -                  7,272
    Gain on sale of leases, net                                                      (1,798)                     -
    Other                                                                               609                  1,850

CHANGES IN OPERATING ASSETS AND LIABILITIES

Merchandise inventories                                                              95,876                 (5,898)
Other current assets                                                                 27,272                 (2,681)
Accounts payable and accrued expenses                                              (162,176)               (12,693)
Other                                                                                     -                    406
                                                                          -----------------------------------------
NET CASH FLOWS USED IN OPERATING ACTIVITIES                                        (225,733)               (87,214)
                                                                          -----------------------------------------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES

Proceeds from sale of assets held for sale                                            9,835                 49,924
Proceeds from surrender of corporate owned life insurance                                 -                 18,304
Purchase of net assets from BSQ                                                           -                (14,406)
Property, furniture, equipment and other asset additions                            (20,629)                (1,269)
Other                                                                                  (180)                 3,132
                                                                          -----------------------------------------
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES                                  (10,974)                55,685
                                                                          -----------------------------------------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES

Proceeds from revolving credit facility                                             870,687                268,125
Payments on revolving credit facility                                              (648,889)              (256,970)
Contributed capital                                                                       -                 25,000
Increase (decrease) in amounts due to affiliates                                     29,619                 (8,477)
Payments on retirement of debt                                                      (12,055)                     -
Payment of debt issuance costs                                                      (21,141)                     -
Other                                                                                (1,792)                (1,169)
                                                                          -----------------------------------------
NET CASH FLOWS FROM FINANCING ACTIVITIES                                            216,429                 26,509
                                                                          -----------------------------------------

DECREASE IN CASH AND CASH EQUIVALENTS                                               (20,278)                (5,020)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                     21,116                 87,215
                                                                          -----------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                $             838         $       82,195
                                                                          =========================================

SUPPLEMENTAL INFORMATION

    Cash payments for income taxes                                        $           2,770         $        1,001
    Cash payments for interest                                            $          36,353         $       39,274


See notes to condensed consolidated financial statements.

EXHIBIT 13


                                HECHINGER COMPANY
            CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                        (in thousands except share data)

                                          COMMON           ADDITIONAL PAID      CONTRIBUTED       ACCUMULATED
                                      STOCK, PAR $. 01       IN CAPITAL           CAPITAL           DEFICIT              TOTAL
                                    ---------------------------------------------------------------------------------------------
BALANCE, SEPT. 27, 1997              $             -     $    241,507        $    108,058     $       (73,097)      $    276,468
Capital contribution                               -                -              55,155                   -             55,155
Net loss                                           -                -                   -             (92,905)           (92,905)
                                    --------------------------------------------------------------------------   ----------------
BALANCE, OCT. 3, 1998                              -          241,507             163,213            (166,002)           238,718
Net loss (unaudited)                               -                -                   -            (304,599)          (304,599)
                                    --------------------------------------------------------------------------   ----------------
BALANCE, APR. 3, 1999  (UNAUDITED)   $             -     $    241,507        $    163,213     $      (470,601)      $    (65,881)
                                    ==========================================================================   ================


See notes to condensed consolidated financial statements.

EXHIBIT 13

                                HECHINGER COMPANY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE THIRTEEN AND TWENTY-SIX WEEKS ENDED APRIL 3, 1999
                                   (UNAUDITED)

--------------------------------------------------------------------------------


A.  BASIS OF PRESENTATION

Hechinger Company, a Delaware corporation (together with its direct and indirect subsidiaries, the "Company"), is a leading specialty retailer of products and services for the care, repair, remodeling and maintenance of the home and garden. At April 3, 1999, the Company operated 206 stores, primarily under the Hechinger ("Hechinger"), Home Quarters Warehouse ("Home Quarters") and Builders Square ("Builders Square") names. The 90 Builders Square and 56 Home Quarters stores are located primarily in the Southern, Southeastern, Northern and Midwestern parts of the United States. The 60 Hechinger stores are primarily located in the Mid-Atlantic region.

Subsequent to the end of the quarter, the Company completed the remodeling of thirteen stores in the Detroit, Michigan market, eight stores in the St. Louis, Missouri market, and one store in suburban Baltimore, Maryland. Of the twenty-two stores remodeled, fourteen Builders Square units and one Hechinger store was renamed to Home Quarters.

The Company's fiscal year ends on the Saturday closest to September 30. The fiscal year ended October 3, 1998 was 53 weeks ("1998"), compared with the fiscal year ending October 2, 1999, which has 52 weeks ("1999"). Year-to-date 1999 was 26 weeks compared with year-to-date 1998, which was 27 weeks.

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. The Company's business is seasonal and its annual results of operations depend to a significant extent on the results of operations during the spring and summer months.

In the opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements include all adjustments (which consist of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented. The operating results for the 13 and 26 weeks ended April 3, 1999 are not necessarily indicative of the results to be expected for the fiscal year ending October 2, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements presented herein should be read in conjunction with the financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended October 3, 1998.

B.  CHANGE IN ACCOUNTING PRINCIPLE

During the year ended October 3, 1998, and effective as of September 28, 1997, the Company changed its method of applying the last-in, first-out ("LIFO") accounting method for inventories of its Hechinger and Home Quarters stores to the retail method.

The cumulative effect of this change on the amount of retained earnings as of September 28, 1997 of approximately $7.3 million (before and after tax effect) has been included in net loss for the year ended October 3, 1998. The effect of this change was a decrease in 1998 loss before extraordinary item and change in accounting principle of approximately $0.4 million. The net effect of the 1998 and cumulative amounts was an increase in 1998 net loss of approximately $6.9 million.

C.  RESTATEMENT OF 1998

Net loss for the 13 weeks ended April 4, 1998 decreased from amounts previously reported by the Company by $4.0 million due to a reduction in cost of sales of approximately $5.2 million, partially offset by a charge to selling, general and administrative expenses of approximately $1.2 million representing the effect of a new leave program for Builders Square employees. The cost of sales reduction is due primarily to the effect on inventory of markdowns included in the beginning inventory as a result of the change in accounting principle adopted in 1998 (See Note B above), as well as an increase in vendor allowances and rebates recognized.

Net loss for the 27 weeks ended April 4, 1998 increased from amounts previously reported by the Company by $4.1 million due primarily to the $7.3 million cumulative effect of the change in accounting for inventories (See Note B above), and a charge to selling, general and administrative expenses of approximately $5.2 million representing the effect of a new leave program for Builders Square employees, partially offset by a reduction in cost of sales of approximately $8.4 million, due primarily to the effect on inventory of markdowns included in the beginning inventory as a result of the change in accounting principle adopted in 1998 (See Note B above).

D.  MERCHANDISE INVENTORIES

As of April 3, 1999 and October 3, 1998, inventories are stated at the lower of cost or market, with cost determined using the last-in, first-out ("LIFO") retail inventory method. If inventories were valued under the first-in, first-out ("FIFO") method, which approximates replacement cost, inventories would have been $3.6 million higher than reported at April 3, 1999. As of October 3, 1998. LIFO inventories approximated the value that would have been reported under the FIFO method. Distribution, buying and occupancy expenses are included in cost of sales.

As of April 3, 1999, inventories are stated at the lower of cost or market, with cost determined using the LIFO retail inventory method. If inventories were valued under the first-in, first-out method ("FIFO") method, which approximates replacement cost, inventories would have been $3.6 million higher than reported at April 3, 1999. Distribution, buying and occupancy expenses are included in cost of sales.

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and retail prices at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and retail prices. Interim results are subject to the final year-end LIFO inventory valuation.

E.  STORE CLOSING AND OTHER CHARGES

During the first quarter of 1999, the Company closed four Florida stores and sold the associated leases and leaseholds. A net gain on this sale of approximately $1.8 million, representing the excess of sales proceeds over estimated expenses of closing these stores, is included in the income caption "Other" in the year-to-date results in the accompanying Condensed Consolidated Financial Statements. As of April 3, 1999, the Company has substantially discharged all expenses related to the closing of these stores and the remaining accrual is nominal.

During the second quarter of 1999, the Company announced the closing of 34 stores, primarily underperforming locations and stores in remote geographic locations, commenced the liquidation, and recorded a store closing charge of $92.7 million. Of this charge, approximately $76.2 million represents the write-down of the inventory in these stores to its estimated market value and is therefore included in cost of sales for the period. The remaining charge of $16.4 million relates primarily to estimated rents and other related costs of the associated leaseholds until their estimated disposition dates, as well as a write-down of fixed assets of approximately $1.3 million, partially offset by proceeds expected to be received on the sale of the leases for certain of these stores. Additionally, approximately $3.5 million of this charge represents employee termination payments. The Company has disposed of one of these properties, has contracts for sale of twelve additional properties, and is in final negotiations for the sale of four more properties. The Company believes that the remaining accrual of $14.8 million as of April 3, 1999 is adequate to cover future liabilities related to the closing and carrying costs of the remaining closed stores, which the Company is actively marketing. However, this estimate is based on a number of assumptions which are subject to uncertainty, and which could change actual results in the future. Prior to commencing liquidation in February 1999, these stores generated revenue of approximately $72 million and $96 million for the first quarter of 1999 and 1998, respectively, while generating operating losses of approximately $9 million and $3 million, respectively. Additionally, these stores generated revenue of approximately $14 million and $23 million for the month of January 1999 and 1998, respectively, while generating operating losses of approximately $4 million and $1 million, respectively.

In 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close 22 stores in certain markets. Disposition of the closed stores is accomplished by subleasing or assigning the property to a new occupant or reverting possession back to the landlord. The Company previously expected that it would dispose of or sublease the remaining stores by January 1999. As a result of certain decisions made by management of the Company related to the future disposition of its non-operating properties, in 1997 the Company revised its estimate and recorded an additional store closing charge of $42.7 million for the estimated continuing carrying costs for non-operating properties, consisting primarily of rents and other related costs. The reductions to the accrual in 1999 and 1998 represent the net operating costs of non-operating properties, along with lease termination fees for certain non-operating properties. The Company believes that the remaining accrual of $37.0 million as of April 3, 1999 is adequate to cover future liabilities related to the carrying cost of the closed stores, which the Company is actively marketing.

Management reviews the ongoing performance of, and future prospects for, its stores and its markets in conjunction with its planning process. In situations where remarketing leases and/or selling owned stores may potentially represent a preferable use of Company resources, management is committed to investigating these options in order to enhance store, market and Company results. The financial statement impact, if any, of store closings is recorded when a decision is finalized and criteria for accrual have been met.

The store closing charges and the amount of the remaining accruals are based on certain estimates and as a result, the actual amounts could vary from these estimates.

F.     REVOLVING CREDIT FACILITY

On March 18, 1999, the Company entered into an Amended and Restated Credit Agreement with a new group of lenders (the "Amended and Restated Credit Agreement") to provide the Company with a $700 million secured credit facility. The facility provides additional borrowing capacity and greater flexibility with respect to operating covenants than the Company's previous $600 million senior secured revolving credit facility and $50 million short-term secured revolving credit facility which were replaced by this agreement. The facility is guaranteed by the Company, its parent, affiliates and subsidiaries, collateralized by merchandise inventories and other assets and expires in March 2002. The amount available under the facility varies based on the Company's eligible asset balance (as defined in the agreement).

The facility consists of two parts. Tranche A is a working capital revolving credit facility with a maximum amount of $650 million, including a $125 million letter of credit sub-limit. The borrowings under Tranche A bear interest at a rate which is set for 12 months from closing at either a rate based on LIBOR plus 2.75% or the Base Rate (as defined in the agreement) plus 0.75%, at the Company's election. Thereafter the rates will vary depending on Excess Availability and EBITDA (both as defined in the agreement) levels. Tranche B is a term facility with a maximum amount of $50 million. The borrowings under Tranche B bear interest of 18% per annum, 3% of which is deferred and compounded. Tranches A and B have differing priority security interests in the secured assets.

The Amended and Restated Credit Agreement contains certain covenants which limit the annual amount of capital expenditures of the Company and, starting with June 30, 1999, requires the Company to maintain certain Minimum Excess Availability (as defined in the agreement). In the event the Company falls below these required excess availability levels, it will be subject to certain minimum EBITDA and minimum accounts payable to inventory ratios (as defined in the agreement). The Company is not otherwise subject to compliance with any financial covenants under the agreement.

Approximately $16 million of financing fees related to the Amended and Restated Credit Agreement had been paid or accrued as of April 3, 1999. These costs, which are included in Other Assets in the accompanying Condensed Consolidated Financial Statements, will be amortized over the 3-year term of the facility. The Company is also obligated to pay two future annual fees of approximately $1.0 million, and a fee of 0.375% per annum on any available borrowing under this facility.

As of April 3, 1999, the Company had outstanding borrowings of approximately $594 million under the Amended and Restated Credit Agreement, and had outstanding letters of credit of approximately $34 million under this facility. The excess availability as of April 3, 1999 was approximately $68 million.

The remaining unamortized financing fees of approximately $20.3 million related to the former $600 million senior secured revolving credit facility and $50 million short-term secured revolving credit facility were written off during the 13 weeks ended April 3, 1999, and are included in Loss on Early Retirement of Debt in the accompanying Condensed Consolidated Financial Statements.

G.  LONG-TERM DEBT

During the first quarter of 1999, the Company disposed of an asset held for sale and, primarily with the net proceeds of $9.8 million from the sale, paid down the related mortgage by $11.9 million. Additionally, the Company redeemed $0.3 million of its 5-1/2% Convertible Subordinated Debentures, which resulted in the recognition of an after-tax extraordinary gain of $0.2 million.

On May 15, 1999, the Company had a scheduled semi-annual interest payment of $4.7 million on its 9.45% Senior Debentures. The Company has elected to use the 30 day grace period provided for in the Senior Debentures. If the Company does not make the required interest payment by the end of the grace period, the Company will be in default and the Trustee under the Senior Debentures, or the holders of 25% in principal amount of the debentures, may accelerate the maturity date of the debentures. In addition, if the Company fails to make the semi-annual interest payment and it is not cured within ten days, a default will occur under certain sale-leaseback transactions, and a default may occur under other contracts to which the Company is a party, which in turn may result in a default under the Amended and Restated Credit Agreement, unless the Company is able to obtain waivers of such defaults. In such event, the Company intends to seek such waivers, although no assurance can be given that the Company will be able to obtain such waivers. The Company does not anticipate that the banks under the Amended and Restated Credit Agreement will cease to make advances under the credit facility on the basis of the failure of the Company to timely cure the failure to make the required interest payment under the Senior Debentures or any resulting default under the sale leaseback transactions or other contracts, although the Company has no written commitment from such banks.

H.  TAXES ON INCOME

No Federal income tax expense was recorded for the second quarter and year-to-date periods ended April 3, 1999 or the corresponding periods of the previous year. For the second quarter and year-to-date periods ended April 3, 1999, the Company recorded approximately $0.6 million and $1.3 million of state income tax expense, respectively. For both the second quarter and year-to-date periods ended April 4, 1998, the Company recorded approximately $1.3 million of state income tax expense. The effective tax rates for 1999 and 1998 differ from the statutory rate as a result of the effect of the valuation allowance on the deferred tax assets resulting from each period's loss. As of October 3, 1998, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $80.7 million (net of approximately $97.0 million which will not be utilized by the Company pursuant to Section 382 limitations), substantially, all of which is subject to a $5.5 million annual limitation resulting from the Company's September 1997 ownership change.

I.  LEASE COMMITMENTS

Under the terms of a sale and leaseback transaction completed in 1990, the Company is restricted from taking certain actions that would result in its net worth, less goodwill, falling below $175 million. Under the terms of certain sale and leaseback transactions completed in 1992, the Company is required to maintain a minimum net worth of $200 million as disclosed in its annual audited financial statements. Under the 1992 transactions, in the event this minimum net worth is not maintained, the Company could be required to repurchase properties aggregating approximately $42 million. In this event, the Company would be required to utilize borrowing available under the Amended and Restated Credit Agreement, if any, and/or arrange third party financing for the properties, subject to capital expenditure and other limitations. There can be no assurance that the Company will be able to consummate any such transaction, if necessary. As of April 3, 1999, the Company's net worth was a deficit of $65.9 million. Unless the Company's results improve or there is an additional capital contribution, the Company would not be able to satisfy this requirement at the end of 1999. In this circumstance, the earliest the Company would expect to be required to repurchase the properties would be February 2000.

J.  CONTINGENCIES

On July 23, 1997, a purported class action complaint was filed in the Delaware Chancery Court on behalf of all holders of the Company's common stock against the Company and the former Company directors. The plaintiff alleged that the former officers and directors of the Company breached their fiduciary duties to the holders of the common stock by, among other things, failing to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company, and by entering into an agreement with Centers Holdings under which the consideration offered by Centers Holdings to holders of the common stock was "unfair and grossly inadequate." On April 1, 1999, the complaint was dismissed by the court at the request of both parties with no payment required by either party.

The Company and its subsidiaries are also parties to legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

K.  BUSINESS CONSOLIDATION COSTS

In the second quarter of 1998, the Company incurred $7.4 million of merger related expenses primarily associated with the elimination of duplicate overhead functions related to Builders Square's operations, including costs connected with the integration of information technology systems. In the first half of 1998, the Company incurred $21.4 million of these merger related expenses. This effort was completed by the end of 1998.